Exhibit 4.19

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is made in Jerusalem this 31 day of March, 2024 (the “Effective Date”), by and between:

YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD., of Hi Tech Park, Edmond J. Safra Campus, Givat Ram, Jerusalem 91390, Israel (“Yissum”) of the first part; and CLEARMIND MEDICINE INC., a company organized under the laws of the Province of British Columbia, Canada, on behalf of itself and its Affiliates (the “Company”), of the second part;

(each of Yissum and the Company, a “Party”, and collectively the “Parties”).

WHEREAS:	Yissum and the Company’s Affiliate, Clearmind Med Ltd., are parties to a Framework Agreement for the Conduct of Research (the “Framework Agreement”), and a Statement of Work thereunder for the performance of a Research Project by Prof. Avi Priel, Prof. Rami Yaka, and Dr. Ahmad Masarwa (the “Researchers”), both with an Effective Date of November 8, 2021, whereby the Research Project (as defined therein) resulted in a patentable invention relating to the Synthesis of Psychedelic Compounds and Their Analogues: In-vitro and In-vivo Activities; and

WHEREAS:	Pursuant to the provisions of the Framework Agreement, Yissum is the sole owner of the patent application identified in Appendix A, attached hereto, describing such patentable invention (the “Existing Patent”); and

WHEREAS:	the Company has exercised its option pursuant to the Framework Agreement to obtain an exclusive license to the Licensed Patent(s) (as such term is defined below) for the development and commercialization of Products (as such term is defined below); and

WHEREAS:	Yissum agrees to grant the Company such a license to the Licensed Patent(s), all in accordance with the terms and conditions of this Agreement.

NOW THEREFORE THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	Interpretation and Definitions

1.1.	The preamble and appendices annexed to this Agreement constitute an integral part hereof and shall be read jointly with its terms and conditions.

1.2.	In this Agreement, unless otherwise required or indicated by the context, the singular shall include the plural and vice-versa, the masculine gender shall include the female gender, the use of the word “or” shall mean “and/or”, and the use of the word “including” shall mean “including without limitation”.

1.3.	The headings of the sections in this Agreement are for the sake of convenience only and shall not serve in the interpretation of the Agreement.

1.4.	In this Agreement, the following capitalized terms shall have the meanings appearing alongside them, unless provided otherwise:

1.4.1.	“Affiliate” shall mean, with respect to any party, any person, organization or other legal entity which, directly or indirectly, controls, or is controlled by, or is under common control with, such party. “Control” shall mean the ability, directly or indirectly, to direct the activities of the relevant entity, including the holding (beneficially or of record) of fifty percent (50%) or more of (i) the capital (or other applicable ownership interest); or (ii) the voting rights; or (iii) the right to elect or appoint directors (or other governing body).

1.4.2.	“Development Plan” shall mean the written plan and timetable for the development and the commercialization of Products, including specific development milestones, prepared by the Company and approved by Yissum pursuant to Section 5.1, a copy of which is attached to this Agreement as Appendix B.

1.4.3.	“Development Results” shall mean the results of development or similar activities carried out following the Effective Date by the Company, by third parties at the direction of the Company, or Affiliates or Sublicensees, in connection with the Licensed Patent(s), including its development obligations under Section 5 below), including any invention, patent or patent application, product (including the Product), material, device, method, process, technique, know-how, data, information or other result arising therefrom and related to the Licensed Patent(s), and any regulatory filing filed, or approval obtained in connection therewith.

1.4.4.	“Exit Event” shall mean any of the following events: (i) the closing of the merger or consolidation of the Company into or with another corporation or the acquisition of the Company thereby where the controlling shareholders of the Company following such merger or consolidation are not the controlling shareholders of the Company immediately prior to such merger or consolidation; or (ii) the sale of fifty percent (50%) or more of its issued and outstanding share capital of the Company to a third party; excluding in each case for the avoidance of doubt any such merger or consolidation or sale of the Company with an Affiliate thereof or as part of any corporate restructuring, and excluding bona fide, arms-length equity financing in which Company issues shares representing less than fifty percent (50%) of the voting power of its security holders to venture capital or other similar professional investors who do not actively manage day-to-day operations of Company; or (iii) the transfer or assignment of this Agreement to a third party in consideration for Exit Net Proceeds;

1.4.5.	“Exit Net Proceeds” shall mean any proceeds or consideration or benefit of any kind whatsoever, whether monetary or otherwise, received by the Company or its shareholders, as a result of an Exit Event. For the avoidance of doubt, transaction costs, fees paid to investment bankers, reimbursement of loans, grants or carve out arrangements to employees and consultants shall be deducted from proceeds received as a result of an Exit Event, will not be included in the Exit Net Proceeds.

1.4.6.	“First Commercial Sale” shall mean the first sale of a Product against consideration, by the Company, any of its Affiliates or a Sublicensees after FDA approval for marketing or equivalent approval in an applicable country has been obtained. Sales of Products for the purposes of clinical trials or otherwise, prior to the First Commercial Sale shall not be considered a First Commercial Sale.

1.4.7.	“Licensed Patent(s)” shall mean (i) the Existing Patent, and any other patent application that claims priority therefrom, if any; as well as (ii) if applicable - all divisions, continuations, continuations-in-part, re-examinations, reissues, renewals, registrations, confirmations, substitutions, or extensions, including European Supplementary Protection Certificates (“SPCs”) (within the meaning of such term under Council Regulation (EU) No. 1768/92), or any other similar statutory protection, and any provisional applications, national, regional, PCT or similar applications and any and all patents issuing from, any or all of the foregoing.

1.4.8.	“Net Sales” shall mean:

(a)	the gross sales price invoiced and actually received by the Company, for sales of Products by the Company, an Affiliate or Sublicensee to a third party; or

(b)	the fair market value of non-monetary consideration received in connection with such sales.

after deduction of: (i) commercially reasonable discounts and return credits to the extent actually taken by third parties; (ii) amounts repaid or credited by reason of rejection or return; (iii) any taxes or other governmental charges levied on the sale, delivery, which is imposed on the Company or its Affiliates or Sublicensees (as set out separately in the invoices, reflected in the applicable invoicing entity’s books, or otherwise substantiated in written documentation), including without limitation, VAT paid by customers for transfer in full to applicable tax authorities; (iv) to the extent separately stated in the invoices, shipping, freight and handling charges and expenses, including insurance, and (v) amounts payable in connection with these invoices which have not been paid to the invoicing entity, provided reasonable efforts have been made to recover such amounts during a period of six months of their applicable due date; provided that such deductions shall be directly related to the sale of Products that were awarded within the regular running of the business of the Company, Affiliate or Sublicensee.

In the event of sales of Products made through a distributor, or marketing agent where the transfer to the distributor or marketing agent was made for a price certain without the Company, Affiliate or Sublicensee being entitled to any further compensation for such transfer based upon the price at which the distributor or marketing agent sells Products to a third party, the sales made by such distributor or marketing agent to a third party shall not be deemed gross sales for the purposes of this Agreement. Rather, the gross sales shall be the amounts invoiced and actually received for Products transferred to such distributor or marketing agent by the Company, an Affiliate or Sublicensee.

In the event of sales or deductions not made at “arms-length”, then for the purpose of calculation of Royalties (as defined below) to Yissum, Net Sales shall be calculated in accordance with arms-length prices for sale of Products to an independent third party purchaser and arms-length deductions, to be determined by the current market conditions, or in the absence of such conditions, according to the assessment of an independent appraiser to be selected by the Parties.

1.4.9.	“Product” shall mean any product, process, service or device that, but for the Licenses granted in this Agreement, would infringe a valid claim of a Licensed Patent.

1.4.10.	“Representatives” shall mean employees, researchers, officers, agents, subcontractors, consultants, or any other person or entity acting on a Party’s behalf.

1.4.11.	“Subcontracting Agreement” shall mean (i) a bona fide subcontracting agreement with a subcontractor in which the Company grants the subcontractor the right to make use of the Licensed Patent(s) on behalf of the Company, and for which use the Company is required to pay or otherwise compensate the subcontractor, including, but not limited to, manufacturing or developing any of the Products (or part thereof); or (ii) a bona fide arms-length research agreement, pursuant to which an academic or research institution is engaged for the purpose of performing research, on the Company’s behalf, for the development of any of the Products (or part thereof); provided that in no event shall the consideration (if any) therefor comprise any Products; and further provided that such subcontracting agreement in (i) and (ii) above shall contain terms substantially as protective in relation to the Licensed Patent(s), as the terms of this Agreement; and the term “Subcontractor” shall be construed accordingly.

1.4.12.	“Sublicense” shall mean any grant by the Company or its Affiliates of any of the rights granted under this Agreement or any part thereof; including the right to develop, manufacture, market, sell or distribute the Licensed Patents or any Product, for which grant the recipient of the Sublicense is required to pay the grantor of the Sublicense (or the grantor’s related entity), excluding a Subcontracting Agreement.

1.4.13.	“Sublicense Consideration” shall mean any proceeds or consideration or benefit of any kind whatsoever, whether monetary or otherwise, that the Company or an Affiliate receives from a Sublicensee as a consideration of the grant of a Sublicense or an option for a Sublicense or pursuant thereto, except that the following shall not be included in the Sublicense Consideration: (i) amounts received by the Company which constitute royalties based on sales by Sublicensees in respect of which the Company is required to pay Royalties to Yissum; and (ii) amounts received and used by the Company for research and development of Products as can be shown by documented research or development program and budget.

1.4.14.	“Sublicensee” shall mean any third party to whom the Company or an Affiliate shall grant a Sublicense or an option for a Sublicense. For the sake of clarity, Sublicensee shall include any other third party (other than a Subcontractor) to whom such rights shall be transferred or assigned, or who may assume control thereof by operation of law or otherwise.

1.4.15.	“Territory” shall mean worldwide.

1.4.16.	“University” shall mean the Hebrew University of Jerusalem and each of its branches.

2.	Reserved

3.	The License

3.1.	Subject to Section 3.2, Yissum hereby grants the Company an exclusive, perpetual, irrevocable (other than as set out in Section 15 below), worldwide and sublicensable license to practice, exploit and make use of the Licensed Patent(s) in order to research, develop, manufacture, market, distribute, lease or sell, a Product, or otherwise develop, commercialize and exploit the invention covered by the Licensed Patent(s) (the “License”).

3.2.	Notwithstanding the provisions of Section 3.1, above, Yissum, on behalf of the University, shall retain the right (i) to make, use and practice the Licensed Patent(s) for the University’s own research and educational purposes; (ii) to license or otherwise convey to other academic and not-for-profit research organizations, the Licensed Patent(s) for use in non-commercial research.

4.	Term of the License

4.1	The License shall expire, if not earlier terminated pursuant to the provisions of this Agreement, on a country-by-country, Product-by-Product basis, upon the later of the (i) date of expiration in such country of the last to expire claim of a Licensed Patent; or (ii) the date of expiration of any exclusivity on the Product granted by a regulatory or government body in such country (“Term”).

4.2	Upon expiration of the Term, but not in the event of early termination, the Company shall have a fully-paid up, royalty-free, non-exclusive license to the Licensed Patent(s).

5.	Development and Commercialization

5.1.	The Company undertakes, at its own expense, to use its best efforts to carry out the development, regulatory, manufacturing and marketing work necessary to develop and commercialize Products in accordance with the Development Plan approved by Yissum, a copy of which is attached to this Agreement as Appendix B. The Development Plan may be modified from time to time by the Company as reasonably required in order to achieve the commercialization goals set forth above, upon Yissum’s prior written approval, but without derogating from the achievement of the milestones set forth in the Development Plan (the “Development Milestones”). All terms and conditions of the License and this Agreement shall apply to the modified Development Plan and subsequent Development Results.

5.2.	The Company shall (i) provide Yissum with periodic written reports (“Development Reports”), once per every twelve (12) months, concerning the material activities undertaken in respect of the exercise of the License, as detailed below; (ii) keep Yissum informed on a timely basis concerning all material activities and changes to the Development Plan undertaken in respect of the exercise of the License, and (iii) at Yissum’s request, from time to time, provide Yissum with further information relating to the Company’s activities in exercise of the License.

5.3.	If the Company shall not meet the Development Milestones or shall not commercialize the Products within a reasonable time frame, unless such delay is caused by (i) the requirements of a regulatory or other governmental authority; (ii) force majeure in accordance with Section 17.9, below; or (iii) unless the Company and Yissum have agreed in writing to amend the Development Plan, Yissum shall notify the Company in writing of the Company’s failure to meet its obligations of diligence and shall allow the Company sixty (60) days to submit a plan for the curing of such failure of diligence. The Company’s failure to submit such plan to cure within such sixty (60) day period to Yissum’s reasonable satisfaction shall be a material breach of this Agreement, entitling Yissum to immediate termination under Section 15.2 below.

5.4.	Upon completion of the development of any Product, the Company undertakes to perform commercially reasonable actions necessary to successfully commercialize the Product on a regular and consistent basis.

5.5.	The Company shall perform all its activities hereunder in accordance with all applicable laws and regulations and shall procure the receipt of all approvals and consents necessary for the performance of its obligations hereunder.

6.	Sublicenses

6.1.	The Company shall be entitled to grant sublicenses under the License on terms and conditions consistent and compliant with the terms and conditions of this Agreement (except that the consideration may be different than the consideration set forth in this Agreement) to (i) an Affiliate; or (ii) a third party. All sublicenses granted must be in writing and a copy of such written agreement must be provided to Yissum within ten (10) days after its execution.

6.2.	Any Sublicense shall be dependent on the validity of the underlying License and shall terminate upon termination of such License, unless otherwise agreed by the Parties.

6.3.	The Company shall ensure that any Sublicense shall include material terms that require the Sublicensee to comply with the applicable terms of this Agreement, including, Section 14 below, the breach of which terms shall be a material breach if not cured within the time frame set in Section 14. In such an event, the Company undertakes to take all reasonable steps to enforce such terms upon the Sublicensee, including the termination of the Sublicense. In all cases, the Company shall immediately notify Yissum of any breach of the material terms of a Sublicense.

Furthermore, in the context of any Sublicense, the Company will obtain an agreement from the relevant Sublicensee (i) that such Sublicensee may only use the Licensed Patent(s) and any related information received from the Company in connection with the further development or commercialization of a Product pursuant to the terms of the Sublicense agreement, and will keep same confidential; and (ii) naming Yissum as a third party beneficiary with the right to directly enforce the use and confidentiality provisions described in Subsection (i) above.

6.4.	Without derogating from the generality of Section 6.3 above, the Company shall require each Sublicensee to provide it with regular written royalty reports that include at least the detail that the Company is required to provide pursuant to Section 8.2 below. Upon request, the Company shall provide such reports to Yissum.

6.5.	Any act or omission of the Sublicensee which is not remedied by the Sublicensee within the cure period set forth in the Sublicense, and which would have constituted a breach of this Agreement by the Company had it been an act or omission of the Company, and which the Company has not made reasonable commercial efforts to have the Sublicensee promptly cure it, including by terminating the Sublicense, shall constitute a breach of this Agreement by the Company.

7.	License Considerations

In consideration for the grant of the Licenses hereunder, the Company shall pay Yissum the following considerations during the Term (as defined in Section 4 above):

7.1.	Royalties at a rate of three percent (3%) of Net Sales (the “Royalties”).

7.2.	The Company shall pay Yissum an annual License maintenance fee as follows: (i) on each of the fifth, sixth and seventh anniversaries of the Effective Date, an annual license maintenance fee in the amount of US$25,000; (ii) on each of the eighth, ninth and tenth anniversary of the Effective Date, an annual license maintenance fee in the amount of US$35,000; and (iii) on the eleventh anniversary of the Effective Date and each year thereafter during the Term, an annual license maintenance fee in the amount of US$50,000 (collectively, the “License Maintenance Fee”) within thirty (30) days after the start of each anniversary of the Effective Date. The License Maintenance Fee is non-refundable but will be credited each year against Royalties payable on account of Net Sales made during that year thereafter.

7.3.	The Company shall pay Yissum the following amounts in connection with the achievement of the following Milestones (whether by the Company, an Affiliate or a Sublicensee) (the “Milestone Payments”):

Milestone	Payment
Upon first patient enrolled in a Phase III Clinical Trial	US$	400,000
Upon First Commercial Sale in the US or EU	US$	600,000

7.4.	Sublicense fees at a rate of twenty percent (20%) of Sublicense Consideration (“Sublicense Fees”).

7.5.	Exit Fee: Upon the first Exit Event to occur, that includes the business activity of developing and commercialization of Products (the “Targeted Business”) – the Company shall pay Yissum an exit fee in a rate of 1% of the portion of the Exit Net Proceeds associated with the Ratio Value of the Licensed Patent(s) Business. For the purpose hereof, the “Ratio Value” shall mean the value of the Targeted Business out of the overall value of the entire business activity, which is the subject matter of the Exit Event, as shall be determined by third party expert appraiser to be agreed upon by the Parties. The appraisal shall be at the Company’s expense. By way of example only: if the Ratio Value of the Targeted Business Activity is 20% of the overall value of the entire business activity which is the subject matter of the Exit Event, then Yissum shall be entitled to receive 1% of 20% of the Exit Net Proceeds, i.e., 0.2% of the Net Exit Proceeds.

If a first Exit Event that includes the Targeted Business does not occur within ten (10) years from the Effective Date, then the Company shall issue to Yissum such number of common shares constituting 1% of the Ratio Value of the Targeted Business (out of the overall market value of the Company by third party expert appraiser to be agreed upon by the Parties). By way of example only, if the Ratio Value of the Targeted Business Activity is 20% then Yissum shall be entitled to receive such number of Parent’s shares constituting 0.2% of the Parent’s stock capital on a fully diluted basis.

For the avoidance of doubt, Exit Fee shall be paid only with respect to the first Exit Event to occur, involving the Targeted Business. Any additional Exit Event thereafter, if any, shall not be subject to an Exit Fee.

8.	Reports and Accounting; Payments

8.1.	The Company shall give Yissum written notice of any (i) Sublicense Consideration received; (ii) First Commercial Sale made; (iii) Milestone achieved; or (iv) the occurrence of an Exit Event and the receipt of Exit Proceeds, within thirty (30) days of the particular event.

8.2.	One (1) month after the end of each calendar quarter commencing from the earliest of (i) the First Commercial Sale; (ii) the grant of a Sublicense or receipt of Sublicense Consideration; or (iii) the occurrence of a Milestone, the Company shall furnish Yissum with a quarterly report (“Periodic Report”), certified as being correct by the chief financial officer of the Company, detailing the total sales and Net Sales effected during the preceding quarter, the total Sublicense Consideration received during the preceding quarter and the total Royalties, Sublicense Fees and, if relevant, any payments on account of the achievement of Milestones due to Yissum in respect of that period. For the avoidance of doubt, in calculating amounts received by the Company, whether by way of Net Sales, Sublicense Consideration or Milestone Payments, any amount deducted or withheld in connection with any such payment on account of taxes on net income (including income taxes, capital gains tax, taxes on profits or taxes of a similar nature) payable by the Company in any jurisdiction, shall be deemed, notwithstanding such deduction or withholding, to have been received by the Company. Once the events set forth in Subsection (i), (ii) or (iii) above, have occurred, Periodic Reports shall be provided to Yissum whether or not Royalties, Sublicense Fees or payments on account of the achievement of Milestones are payable for a particular calendar quarter. The Periodic Reports shall contain full particulars of all sales made by the Company, Affiliates or Sublicensees and of all Sublicense Consideration received, including a breakdown of the number and type of Products sold, discounts, returns, the country and currency in which the sales were made, invoice dates and all other data enabling the Royalties and Sublicense Fees payable to be calculated accurately.

8.3.	The Company shall pay the amounts due to Yissum for the reported period within thirty (30) days of the presentation of the Periodic Report against an invoice issued by Yissum for such amounts. In the event that an Exit Fee is due to be paid to Yissum, then subject to any contractual or legal limitations on the distribution of such fees, it shall be paid within one hundred and twenty (120) days of receipt of the consideration from the Exit Event. All payments under this Agreement shall be computed and paid in US dollars, using the appropriate foreign exchange rate reported by the Bank of Israel on the last working day of the calendar quarter. Payment of value added tax or any other tax, charge or levy applicable to the payment to Yissum of the consideration as detailed in Section 7 above, shall be borne by the Company and added to each payment in accordance with the statutory rate in force at such time. All payments made to Yissum by an Israeli entity shall be made without the withholding of any taxes, provided that Yissum shall supply such Israeli entity, with a tax certificate indicating an official exemption from tax withholding (פטור מניכוי מס במקור), for so long as Yissum has such a certificate. For the avoidance of doubt, if Yissum does not supply such certificate, the Israeli entity shall withhold taxes according to applicable law. Any payments to Yissum of the consideration, as detailed in Section 7 above, by non-Israeli entities shall be made without the withholding of any taxes of any kind, except as mandated by applicable law. Payments may be made by check or by wire transfer to the following account:

Name of Bank: Hapoalim

Bank Key: 12

Bank’s address: Harokmim 26, Holon, Israel

Branch: Holon Service Center - 436

Bank account Number: 12-436-142-155001

Swift Code: POALILIT

IBAN: IL56-0124-3600-0000-0155-001 (for payment from Europe only)

The Company shall always use the payment information provided above. The Company shall not accept any changes in respect of the payment route or bank account details that are received via email, facsimile or by other means of communication, including, without limitation, any invoice or other written request for payment, unless such changes are set forth in an amendment to this Agreement on the letterhead of Yissum signed by its Chief Financial Officer or Controller. If the Company breaches this provision, it shall bear any financial loss or other consequences arising therefrom and shall indemnify Yissum for any such loss or damages that may be incurred by Yissum.

8.4.	The Company shall keep, and shall require its Affiliates and Sublicensees to keep, full and correct books of account in accordance with applicable Generally Accepted Accounting Principles as required by international accounting standards enabling the Royalties and Sublicense Fees to be calculated accurately. Starting from the first calendar year after the First Commercial Sale, or the first grant of a Sublicense, whichever occurs first, an annual report, authorized by a certified public accountant, shall be submitted to Yissum within ninety (90) days of the end of each calendar year, detailing Net Sales and Sublicense Consideration, Royalties and Sublicense Fees, both due and paid (the “Annual Reports”). The Annual Reports shall also include the Company’s sales and royalty forecasts for the following calendar year, if available.

The Company shall require and cause its Affiliates and Sublicensees to, retain such books of account for three (3) years after the end of each calendar year during the period of this Agreement, and, if this Agreement is terminated for any reason whatsoever, for three (3) years after the end of the calendar year in which such termination becomes effective.

8.5.	Yissum will either (i) allow the Company a credit against future Royalties to be paid for Royalties previously paid on account of Net Sales, as appropriate, that were reported as bad debts in the Company’s annual audited financial statements; or (ii) if such bad debts are recorded by the Company in its annual audited financial statement after the Company’s obligation to pay Royalties has ceased, Yissum shall repay any Royalties received on account of Net Sales that were reported as bad debts by the Company.

8.6.	Yissum shall be entitled to appoint not more than two (2) representatives who must be independent certified public accountants or such other professionals as appropriate (the “Auditors”) to inspect during normal business hours and with prior coordination with the Company, the Company’s and its Affiliates’ books of account, records and other relevant documentation to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, provided that Yissum shall coordinate such inspection with the Company or Affiliate (as the case may be) in advance. Such Auditors shall be required to enter into a non-disclosure agreement with Company, in form reasonably acceptable to Company and shall not be permitted to disclose to Yissum any information other than information relating to the accuracy of reports and payments delivered under this Agreement. In addition, Yissum may require that the Company, through the Auditors, inspect during normal business hours the books of account, records and other relevant documentation of any Sublicensees, to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, and the Company shall cause such inspection to be performed. Yissum may exercise its rights under this section only once every year per audited party. The Parties shall reconcile any underpayment or overpayment within thirty (30) days after the Auditors deliver the results of the audit. Any underpayment shall be subject to interest in accordance with the terms of Section 8.7 below. In the event that any inspection as aforesaid reveals any underpayment by the Company to Yissum in respect of any year of the Agreement in an amount exceeding five percent (5%) of the amount actually paid by the Company to Yissum in respect of such year, then the Company shall, in addition, pay the cost of such inspection.

8.7.	Any sum of money due Yissum which is not duly paid on time shall bear interest from the due date of payment until the actual date of payment at the rate of annual LIBOR plus five percent (5%) per annum accumulated on a monthly basis.

9.	Ownership

9.1.	All right, title and interest in and to the Licensed Patent(s) vest and shall vest solely in Yissum, and the Company shall hold and make use of the rights granted pursuant to the License solely in accordance with the terms of this Agreement. Notwithstanding the above, if employees of Company are inventors of a Licensed Patent (other the Existing Patent) – such Licensed Patent will be jointly owned by Yissum and Company.

9.2.	All rights in the Development Results shall be solely owned by the Company. Subject to Yissum’s rights in the Licensed Patent(s), all rights in the Product(s) shall be solely owned by the Company.

10.	Patents

10.1.	Within ten (10) days of the Effective Date, the Company shall reimburse Yissum for all previous documented expenses and costs relating to the registration and maintenance of the Licensed Patents listed in Appendix A.

10.2.	Yissum, in consultation with the Company, shall be responsible for the filing, prosecution and maintenance of the Licensed Patents in the Territory, at the Company’s expense (the “Ongoing Patent Expenses”). Each application and every patent registration shall be made and registered in the name of Yissum or, should the law of the relevant jurisdiction so require, in the name of the relevant inventors and then assigned to Yissum. The Company agrees to have Yissum’s patent counsel directly bill the Company for such expenses and shall directly pay such bills in accordance with patent counsel’s directions.

10.3.	The Company undertakes and warrants that no amounts utilized by the Company for such payment of Ongoing Patent Expenses or for the reimbursement of Yissum’s past documented expenses and costs relating to the registration and maintenance of the Licensed Patents listed in Appendix A will be (i) funding provided by the Israel Innovation Authority (the “IIA”); (ii) funding that is earmarked as supplementary funding (“mimun mashlim”) for an IIS-approved project; or funding provided to the Company from any other governmental or regulatory institution of the State of Israel.

10.4.	Subject to the above, the Parties shall consult and make every effort to reach agreement in all respects relating to the manner of making applications for and registering the patents, including the time of making the applications, the countries where applications will be made and all other particulars relating to the registration and maintenance of the Licensed Patents. Notwithstanding the foregoing, Yissum reserves the sole right to make all final decisions with respect to the preparation, filing, prosecution and maintenance of such patent applications and patents.

10.5.	The Parties shall assist each other in all respects relating to the preparation of documents for the registration of any patent or any patent-related right upon the request of the other Party. Both Parties shall take all appropriate action in order to assist the other to extend the duration of a Licensed Patent or obtain any other extension obtainable under law, to maximize the scope of the protection afforded by the Licensed Patents.

10.6.	In the event that the Company is approached by a patent examiner or attorney in connection with any matter that is the subject matter of this Agreement, it shall give Yissum immediate notice of such approach. The Company shall only reply to such approaches after consultation with Yissum and subject to its consent.

10.7.	The Company, shall mark, and shall cause its Affiliates and Sublicensees to mark, all Products covered by one or more of the Licensed Patents with patent numbers (or the legend “patent pending”) applicable to such Product. The Company shall ensure that its Sublicensee complies with the provisions of this Section.

10.8.	If at any time during the term of this Agreement the Company decides that it is undesirable, as to one or more countries, to file, prosecute or maintain any patents or patent applications within the Licensed Patents, it shall give at least ninety (90) days written notice thereof to Yissum, and upon the expiration of the ninety (90) day notice period (or such longer period specified in the Company’s notice) the Company shall be released from its obligations to bear the expenses to be incurred thereafter as to such patent(s) or patent application(s). As of such time, such patent(s) or application(s) shall be removed from the License. Notwithstanding the foregoing, the Company shall be required to bear the costs and expenses for filing, prosecuting and maintaining the Licensed Patents in at least the following jurisdictions: the United States, the United Kingdom, four (4) EU jurisdictions and one additional jurisdiction in either Japan, China or India (the “Required Jurisdictions”). The Company’s failure to do so in any one of the Required Jurisdictions shall constitute a material breach of the Agreement.

10.9.	The foregoing does not constitute an obligation, representation or warranty, express or implied, on the part of Yissum that any patent or patent registration application will indeed be made or registered or be registerable in respect of the Licensed Patent(s) or any part thereof, nor shall it constitute an obligation, representation, or warranty, express or implied, on the part of Yissum that a registered patent will be valid or afford any protection. For the avoidance of doubt, nothing in this Agreement constitutes an obligation, representation or warranty, express or implied, on the part of Yissum regarding the validity of or the protection afforded by any of the patents or patent registration applications detailed in Appendix A or regarding the commercial exploitability or any other value of the Licensed Patent(s) or that the Licensed Patent(s) will not infringe the rights of any third party.

11.	Patent Rights Protection

11.1.	The Company and Yissum shall each inform the other promptly in writing of any alleged infringements by a third party of the Licensed Patents in the Territory, together with any available written evidence of such alleged infringement.

11.2.	To the extent permitted by applicable law, if the Company, its Affiliate or any Sublicensee makes (directly or indirectly), any assertion, application or claim, or initiates or supports (directly or indirectly) any action or proceeding, that challenges the validity, enforceability or scope of any of the Licensed Patents (“Challenge Proceeding”), Yissum will have the right, at any time following the commencement of the Challenge Proceeding, to terminate this Agreement.

11.3.	The Company, its Affiliate or Sublicensee shall have the first right in its own name and at its own expense to initiate any legal action and enforce the Licensed Patents against any infringement of such Licensed Patents. Before the Company, its Affiliate or its Sublicensee commences an action with respect to any infringement, the Company shall give careful consideration to the views of Yissum in making its decision whether or not to initiate any legal action and, if relevant, make these views known to its Affiliate or Sublicensee. The Company shall, or, if relevant, shall ensure that its Affiliate or Sublicensee shall, continuously keep Yissum apprised of all developments in the action and shall continuously provide Yissum with full information and copies of all documents relevant to the proceedings, including, all documents filed with the courts by the parties to the legal action(s) and all correspondence with the other parties to the proceedings, and shall seek Yissum’s input and approval on any substantive submissions or positions taken in the litigation regarding the scope, validity or enforceability of the Licensed Patents.

11.4.	If Yissum shall determine that the legal actions taken by the Company may adversely affect Yissum’s rights hereunder, Yissum shall be entitled to appoint its own counsel to represent it in such litigation and the Company shall reimburse Yissum its actual payments for such legal representation. The counsel for Yissum will coordinate its actions as much as possible in advance with Company’s counsel, in order to ensure that such actions do not jeopardize or compromise Company’s action and will share with the Company material information, documents and correspondence related to the proceedings and to its strategy. If the Company, its Affiliate or its Sublicensee elects to commence an action as described above and Yissum is a legally indispensable party to such action (being the registered owner of the infringed patent rights), Yissum, at the Company’s expense, may be joined as a co-plaintiff, provided that all the following conditions shall be fulfilled:

(a)	the Company shall continuously provide Yissum with full information and copies of all documents relevant to the proceedings, including, all documents filed with the courts by the parties to the legal action(s) and all correspondence with the other parties to the proceedings, as well as all drafts of written submissions relating to such legal action that are sent to the Company for review, and all Yissum’s comments in respect thereof will be taken into account;

(b)	any out-of-pocket expenses approved in advance by the Company, incurred by the Company or Yissum in connection with such action(s), including the legal and litigation related fees and expenses, all such out of pocket expenses for external assistance required to comply with any discovery or other motions and any costs or amounts awarded to the counterparties in such action(s) shall be borne by the Company;

(c)	if Yissum shall determine that a conflict of interest exists between the Company and Yissum, Yissum shall be entitled, at its own expense, to appoint its own counsel to represent it in such litigation and Each Party shall make best efforts to ensure that the other Party’s counsel is fully informed and receives all material necessary to adequately participate in such action, and to minimize the risk of jeopardizing the other party’s defense; and

(d)	the Company shall bear all costs, expenses and awards incurred by or awarded against Yissum, with respect to any action filed against Yissum alleging that an action initiated by the Company pursuant to the terms of this Section 11 was anticompetitive, malicious, or otherwise brought for an improper purpose, whether by a counterparty to such aforementioned action or by any third party.

If Yissum is not required by law to be joined as a co-plaintiff, Yissum, to the extent permitted by law, and at its own cost, may elect to join the action as a co-plaintiff at its own initiative and shall jointly control the action with the Company, its Affiliate or its Sublicensee. Irrespective of whether Yissum joins any such action as described above it shall provide reasonable cooperation to the Company, its Affiliate or its Sublicensee. The Company shall reimburse Yissum for any costs it incurs as part of an action brought pursuant to this Section where Yissum has not elected to join the action as a co-plaintiff at its own initiative; provided however that such costs were approved in advance and in writing by the Company.

11.5.	If the Company, its Affiliate or its Sublicensee does not bring an action against an alleged infringer pursuant to Section 11.3, above, or has not commenced negotiations with said infringer for discontinuance of said infringement within one hundred and eighty (180) days after learning of said infringement, Yissum shall have the right, but not the obligation, to bring an action for such infringement at its own expense, and retain all proceeds from such action. If the Company has commenced negotiations with said infringer for the discontinuance of said infringement within such one hundred and eighty (180) day period, the Company shall have an additional period of ninety (90) days from the end of the first one hundred and eighty (180) day period to conclude its negotiations before Yissum may bring an action for said infringement.

11.6.	No settlement, consent judgment or other voluntary disposition of an infringement suit may be entered without the consent of Yissum, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt and notwithstanding anything to the contrary herein, should Yissum bring an action as set forth in Section 11.4 above, it shall have the right to settle such action by licensing the Licensed Patent(s), or part of it, to the alleged infringer.

11.7.	Any award or settlement payment resulting from an action initiated by the Company pursuant to this Section 11 shall be utilized, first to effect reimbursement of documented out-of-pocket expenses incurred by both Parties in relation to such legal action (including without limitation any costs, expenses or legal fees borne by the Company in connection with Yissum’s rights hereunder), and thereafter shall be paid to the Company and shall be deemed Sublicense Consideration received under this Agreement, in respect of which Sublicense Fees shall be due to Yissum.

11.8.	If either Party commences an action and then decides to abandon it, such Party will give timely notice to the other Party. The other Party may continue the prosecution of the suit after both Parties agree on the sharing of expenses.

11.9.	The Company shall use its best efforts at its own expense to defend any action, claim or demand made by any entity against the Company or Yissum in connection with rights in the Licensed Patent(s). Each Party shall notify the other immediately upon learning of any such action, claim or demand as aforesaid.

12.	Confidentiality

12.1.	For the purposes of this Agreement (i) “Confidential Information” means this Agreement and the terms hereof and any and all reports, details, data, formulations, solutions, designs, and inventions and other information disclosed by one Party or its Representatives to the other Party or its Representatives in connection with the Licensed Patent(s), whether in written, oral, electronic or any other form, except and to the extent that that any such information: (a) was known to the receiving Party at the time it was disclosed, other than by previous disclosure by or on behalf of disclosing Party, as evidenced by the receiving Party’s written records at the time of disclosure; (b) is in the public domain at the time of disclosure or becomes part of the public domain thereafter other than as a result of a violation by the receiving Party or its Representatives of the confidentiality obligations herein; (c) is lawfully and in good faith made available to the receiving Party by a third party who is not subject to obligations of confidentiality with respect to such information; or (d) is independently developed by the receiving Party without the use of the disclosing Party’s Confidential Information, as demonstrated by documentary evidence.

12.2.	Each Party undertakes that during the term of this Agreement and for a period of five (5) years subsequent thereto, it shall maintain full and absolute confidentiality of and shall not use the Confidential Information received from the other Party other than for the purposes of this Agreement. The receiving Party undertakes not to convey or disclose any such Confidential Information to any third party without the prior written permission of the disclosing Party. Each Party shall be liable for its officers or employees or other Representatives maintaining absolute confidentiality of and not using or disclosing the Confidential Information received from the other Party except as expressly provided herein. Each Party shall treat such Confidential Information with the same degree of care and confidentiality that it maintains or protect its own Confidential Information, but in any event, no less than a reasonable degree of care and confidentiality.

12.3.	Notwithstanding the foregoing, a Party may only disclose the other Party’s Confidential Information:

(a)	to those of its Representatives who have a “need to know” such information as necessary for the exercise of its rights or performance of its obligations hereunder, provided that such Representatives are legally bound by agreements which impose similar confidentiality and non-use obligations to those set out in this Agreement. The Company shall be responsible for ensuring that its Representatives abide by such undertakings of confidentiality; and

(b)	in the case of the Company, to any potential third-party investor, including, any government, public foundation or private foundation, in connection with seeking potential funding for the Company, provided that such potential third party investor has executed a confidentiality and non-use agreement which imposes similar obligations to those set out in this Agreement; and

(c)	to any competent authority for the purposes of obtaining any approvals or permissions required for the exercise of the License or the implementation of this Agreement, or in the fulfillment of a legal duty owed to such competent authority (including a duty to make regulatory filings or to comply with any other reporting requirements); and

(d)	to the extent required to be disclosed under any law, rule, regulation, court, or order of any competent authority, provided that the receiving Party promptly notifies the disclosing Party thereof in order to enable the disclosing Party to seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information (with the receiving Party’s assistance, if necessary), and such disclosure shall be made to the minimum extent required.

12.4.	Without prejudice to the foregoing, the Company shall not mention the name of the University, Yissum or the Researchers, unless required by law or by securities regulations, or in connection with enforcement, prosecuting or maintaining the Licensed Patent(s) or for any purpose in connection with this Agreement, without obtaining the prior written consent of Yissum, which consent shall not be unreasonably withheld.

12.5.	Neither Party shall issue any press release or other media statement regarding the execution, existence or terms of this Agreement or any developments of the Licensed Patent(s) without the prior written approval of the other Party.

12.6.	The provisions of this Section shall be subject to permitted publications pursuant to Section 13 below.

13.	Publications

13.1.	Yissum shall ensure that no publications in writing, in scientific journals or orally at scientific conventions relating to the Licensed Patent(s) or the Product, which are subject to the terms and conditions of this Agreement, are published by it or the Researchers, without sharing the draft publications with the Company pursuant to the provisions of Sections 13.2 and 13.3 below.

13.2.	The Company undertakes to reply to a request for publication by Yissum within thirty (30) days of its receipt of such request in connection with the publication of articles in scientific journals, and within fifteen (15) days of its receipt of such request in connection with article abstracts. The Company may seek to delay publication (i) to delete Company-owned Confidential Information; or (ii) to delete information the publication of which may jeopardize the vital interest of the Company (provided that Company shall not be allowed to object to accurate scientific findings only based on such interests); or (iii) to allow for the filing of patent applications or similar intellectual property protection on any of the Company’s intellectual property that might appear in the proposed publication.

13.3.	Should the Company decide to seek postponement of publication as provided in sub-Section 13.2, such postponement shall not exceed three (3) months from the date the publication was sent to the Company, during which time to enable the filing of an appropriate patent application, or until the removal of the Company Confidential Information. Thereafter, the publication will automatically be permitted.

13.4.	The provisions of this Section 13 shall not prejudice any other right, which Yissum has pursuant to this Agreement or at law.

13.5.	For the avoidance of doubt, the prohibitions with respect to disclosure and publication set out in Sections 12 and 13 shall not apply to internal research and educational activities at the University for the Researchers and University employees provided that such persons are subject to written obligations of confidentiality substantially similar to those set forth in Section 12.

14.	Liability and Indemnity

14.1.	TO THE EXTENT PERMITTED BY THE APPLICABLE LAW, YISSUM MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSED PATENT(S). IN PARTICULAR, YISSUM MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR THAT THE USE OF THE LICENSED PATENT(S) WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS OF ANY THIRD PARTY. IN ADDITION, NOTHING IN THIS AGREEMENT MAY BE DEEMED A REPRESENTATION OR WARRANTY BY YISSUM AS TO THE VALIDITY OF ANY OF THE LICENSED PATENT(S) OR THEIR REGISTRABILITY OR OF THE ACCURACY, SAFETY, EFFICACY, OR USEFULNESS, FOR ANY PURPOSE, OF THE LICENSED PATENT(S). YISSUM HAS NO OBLIGATION, EXPRESS OR IMPLIED, TO SUPERVISE, MONITOR, REVIEW OR OTHERWISE ASSUME RESPONSIBILITY FOR THE PRODUCTION, MANUFACTURE, TESTING, MARKETING OR SALE OF ANY PRODUCT. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NEITHER YISSUM NOR THE RESEARCHERS, NOR THE UNIVERSITY, NOR THE REPRESENTATIVES OF YISSUM OR OF THE UNIVERSITY SHALL HAVE ANY LIABILITY WHATSOEVER TO THE COMPANY OR TO ANY THIRD PARTY FOR OR ON ACCOUNT OF ANY INJURY, LOSS, OR DAMAGE, OF ANY KIND OR NATURE WHETHER DIRECT OR INDIRECT, SUSTAINED BY THE COMPANY OR BY ANY THIRD PARTY, FOR ANY DAMAGE ASSESSED OR ASSERTED AGAINST THE COMPANY, OR FOR ANY OTHER LIABILITY INCURRED BY OR IMPOSED UPON THE COMPANY OR ANY OTHER PERSON OR ENTITY, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH OR RESULTING FROM THIS AGREEMENT OR THE EXERCISE OF THE LICENSE, INCLUDING, (i) THE PRODUCTION, MANUFACTURE, USE, PRACTICE, LEASE, OR SALE OF ANY PRODUCT; (ii) THE USE OF THE LICENSED PATENT(S); OR (iii) ANY ADVERTISING OR OTHER PROMOTIONAL ACTIVITIES WITH RESPECT TO ANY OF THE FOREGOING.

14.2.	IN NO EVENT SHALL A PARTY, IN THE CASE OF YISSUM ALSO THE UNIVERSITY AND THE RESEARCHERS, BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES OR TO ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING, LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY THE OTHER PARTY OR ITS AFFILIATES OR ANY THIRD PARTY, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE OR TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT EXCEPT DAMAGES RESULTING FROM A BREACH OF SECTION 12 (CONFIDENTIALITY).

14.3.	The Company shall be liable for any loss, injury or damage whatsoever caused to or suffered by its employees or any Representatives of Yissum or the University (including the Researchers and their team), or to any third party by reason of the Company’s acts or omissions pursuant to this Agreement or by reason of any use made by the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees and their respective business associates and customers of the Licensed Patent(s), the Development Results or any Product or exercise of the License.

14.4.	The Company undertakes to compensate, indemnify, defend and hold harmless Yissum, the University, and any of their respective Representatives (including the Researchers and their team) (herein referred to jointly and severally as “Indemnitees”) from and against any claim, investigation or liability including, product liability, damage, loss, costs and expenses, including legal costs, attorneys’ fees and litigation expenses, incurred by or imposed upon the Indemnitees by reason of any acts or omissions of the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees, or which derive from the development, manufacture, marketing, sale, use or other exploitation, or sublicensing (as applicable) of any Product, or the Licensed Patent(s), or the exercise of the License.

14.5.	As of the Effective Date, the Company shall procure and maintain, at its sole cost and expense, insurance policies in amounts standard in the industry and sufficient to cover its liabilities and obligations under this Agreement, taking into account the actual stage of product development and commercialization of any Licensed Patent(s). Such policy shall name the Indemnitees as additional insureds. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name).

The minimum amounts of insurance coverage required above shall not be construed to create a limit of the Company’s liability with respect to its indemnification obligations under this Section 14.

The Company shall provide Yissum with written evidence of such insurance upon request. The Company shall provide Yissum with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance. If the Company does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, Yissum shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.

14.6.	The Company shall maintain, at its own expense, liability insurance as set forth in Section 14 above, beyond the expiration or termination of this Agreement as long as a Product relating to or developed pursuant to this Agreement is being commercially distributed or sold by the Company, an Affiliate or a Sublicensee, and thereafter as required by applicable laws.

15.	Termination of the Agreement; Breach of Agreement; Effect of Termination

15.1.	Termination in the Event of Default. Without prejudice to the Parties’ rights pursuant to this Agreement or at law, either Party may terminate this Agreement in any of the following cases:

15.1.1.	immediately upon such written notice, if: (i) the other Party passes a resolution for voluntary winding up or a winding up application is made against it and not set aside within sixty (60) days; or (ii) a receiver or liquidator is appointed for the other Party; or (iii) the other Party enters into winding up or insolvency or bankruptcy proceedings. Each of the Parties undertakes to notify the other within seven (7) days if any of the abovementioned events occur; or

15.1.2.	upon breach of this Agreement, where such breach has not been remedied within thirty (30) days from the breaching Party’s receipt of written notice from the non-breaching Party requiring such remedy.

15.2.	In addition to the above, and without prejudice to Yissum’s rights pursuant to this Agreement or at law, Yissum shall be entitled to terminate this Agreement immediately upon written notice to the Company in the following circumstances:

15.2.1.	failure or a delay of more than sixty (60) days in meeting the Development Milestones as provided in Section 5 above;

15.2.2.	if an attachment is made over the Company’s assets or if execution proceedings are taken against the Company and the same are not set aside within thirty (30) days of the date the attachment is made or the execution proceedings are taken or the Company seeks protection under any laws or regulations, the effect of which is to suspend or impair the rights of any or all of its creditors, or to impose a moratorium on such creditors and such act is not cancelled within thirty (30) days of the performance thereof;

15.2.3.	uncured lapse of insurance coverage under Section 14 above;

15.2.4.	failure to defend against third party claims as required under Section 11 above; or

15.2.5.	if the Company, its Affiliate or a Sublicensee initiates, supports or makes a Challenge Proceeding as detailed in Section 11.2 above.

15.3.	Upon termination of this Agreement for any reason other than the expiration of its term, the License shall terminate, the Licensed Patent(s) and all rights included therein shall revert to Yissum, and Yissum shall be free to enter into agreements with any other third parties for the granting of a license or to deal in any other manner with such right as it shall see fit at its sole discretion.

The Company shall return or transfer to Yissum, within fourteen (14) days of termination of the License, all material, in soft or hard copy, relating to the Licensed Patent(s) and it may not make any further use thereof. In case of termination as set out herein, the Company will not be entitled to any reimbursement of any amount paid to Yissum under this Agreement. Yissum shall be entitled to conduct an audit in order to ascertain compliance with this provision and the Company agrees to allow access to Yissum or its representatives for this purpose.

15.4.	The Company will prepare and present all regulatory filings necessary or appropriate in any country and will obtain and maintain any regulatory approval required to market Products in any such country, at all its own expense. The Company will solely own all right, title and interest in and to all such regulatory approvals and filings; provided, however, that (1) the Company will provide copies thereof to Yissum on an on-going basis; and (2) without derogating from the Company’s assignment undertaking in this Section 15.5 below, upon termination of the License (in whole or in part), the Company agrees that Yissum shall have the right, on its own or via third parties, to reference, cross-reference, review, have access to, incorporate and use all documents and other materials filed by or on behalf of the Company and its Affiliates with any regulatory authority in furtherance of applications for regulatory approval in the relevant country with respect to Products.

15.5.	Upon the termination of the Agreement for any reason other than the expiration of its term or due to an uncontested, uncured breach by Yissum (as set forth in Section 15.2.2 above), and subject to the provisions of Section 15.5.A below, the Company shall transfer and assign to Yissum all of the Development Results, the Company’s interest in any Joint Patent and any information and documents, in whatever form, relating thereto, including any data, results, regulatory information (including applications, registrations, licenses, authorizations, approvals and all clinical studies, tests, and manufacturing batch records relating to a Product, and all data contained in any of the foregoing) and files that pertain to the Licensed Patent(s) or which are necessary to the development, making, using and commercializing the Product(s) (collectively, the “Assigned Development Results”). The Company shall fully cooperate with Yissum to effect such transfer and assignment and shall execute any document and perform any acts required to do so.

15.5.A.	In the event that the Development Results transferred and assigned to Yissum shall be licensed to a third party and shall generate license fees or royalties or sublicense fees to Yissum or Yissum’s designate or any assignee, then Yissum shall pay to the Company 15% of the Net Proceeds (as defined below) actually received by Yissum or Yissum’s designate or any assignee in respect of such license to such third party, until such time as the Company shall have received, in aggregate, the full amount of the documented out-of-pocket expenses actually incurred by the Company pertaining to the Assigned Development Results, less any amounts received or receivable by the Company from third parties in connection with the Licensed Technology or the Assigned Development Results prior to the transfer and assignment of the Development Results to Yissum, as certified by external independent auditors agreed upon by the Parties (the “Development Reimbursement”). Yissum shall pay to the Company amounts, if any, payable under this provision within 30 days of receipt of the relevant Net Proceeds. For the purpose of this section, “Net Proceeds” any consideration, such as without limitation, royalties, pre-paid royalties, license maintenance fees, milestone fees, license fees, actually received by Yissum or Yissum’s designate or any assignee in respect of such license with a third party (excluding funds for research or development at the University or payments for the supply of services) after deduction of all costs, fees and expenses incurred by Yissum in connection with unreimbursed patent costs).

Without derogating from the force and effect of the foregoing assignment undertaking, the Parties acknowledge and agree that if under applicable law the aforesaid assignment undertaking will not be fully enforceable, then the part (if any) of such undertaking which is enforceable shall remain in full force and effect, and the part (or whole) which is not enforceable shall be automatically replaced with an irrevocable grant by the Company to Yissum, binding upon all of the Company’s acquirers, successors and assignees, of an unrestricted, perpetual, irrevocable, worldwide, royalty-free, license to use, exploit, transfer and sublicense (on a multi-tier basis) the Assigned Development Results, for any and all purposes and uses. To the extent permitted by applicable law, such license will be exclusive.

Notwithstanding anything to the contrary in Section 11 (Confidentiality) or elsewhere in this Agreement, Yissum (on its own or via third parties) shall be entitled to freely exploit the Assigned Development Results without any obligation of confidentiality to the Company.

15.6.	Notwithstanding the foregoing, neither the termination of this Agreement for any reason nor the expiration of the License shall release the Company from its obligation to carry out any financial or other obligation which it was liable to perform prior to the Agreement’s termination or the License’s expiration. In the event that the Company terminates this Agreement, it shall be required to continue paying all Ongoing Patent Expenses for those Licensed Patents in existence on the date of notice of such termination, including expenses incurred by reason of examinations and extensions, for twelve (12) months following the effective date of such termination.

In addition, Sections 7 (Consideration), 8 (Reporting), 9 (Ownership), 12 (Confidentiality), 14 (Liability and Indemnification), 15 (Termination of the Agreement), 16 (Law) and 18 (Notices) shall survive the termination of this Agreement to the extent required to effectuate the intent of the Parties as reflected in this Agreement.

16.	Law

The provisions of this Agreement and everything concerning the relationship between the parties in accordance with this Agreement shall be governed by Israeli law and jurisdiction shall be granted only to the appropriate court in Jerusalem.

17.	Miscellaneous

17.1.	It is hereby agreed and declared between the Parties that they shall act in all respects relating to this Agreement as independent contractors and there neither is nor shall there be any employer-employee or principal-agent relationship or partnership relationship between the Company (or any of its employees) and Yissum. Each Party will be responsible for payment of all salaries and taxes and social welfare benefits and any other payments of any kind in respect of its employees and officers, regardless of the location of the performance of their duties, or the source of the directions for the performance thereof.

17.2.	Assignment. No Party may transfer or assign or endorse its rights, duties or obligations pursuant to this Agreement to another, without the prior written consent of the other Parties, which consent shall not be unreasonably denied, conditioned or delayed. Notwithstanding the foregoing, the Company shall be entitled to assign as a whole its entire rights and obligations under this Agreement to Affiliates, and to a successor as a result of an Exit Event, provided however that such assignee has agreed to be bound by the terms of this Agreement.

17.3.	No waiver. No waiver by any Party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such Party’s rights under such provisions at any other time or a waiver of such Party’s rights under any other provision of this Agreement. The failure or delay of a Party to claim the performance of an obligation of another Party shall not be deemed a waiver of the performance of such obligation or of any future obligations of a similar nature.

17.4.	Representation by Legal Counsel. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in drafting this Agreement. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

17.5.	Legal Costs. Each Party shall bear its own legal expenses involved in the negotiation and drafting of this Agreement.

17.6.	Disclosure of Agreements with Researchers. The Company shall disclose to Yissum any existing agreement or arrangement of any kind with any of the Researchers and or any representative of the Researchers and shall not enter into any such agreement or arrangement without the prior written consent of Yissum.

17.7.	Taxes. Monetary amounts mentioned in this agreement do not include value added tax (“VAT”), or any duties or other taxes.

17.8.	Severability. The provisions of this Agreement are severable and, in the event that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but such provision shall be modified as set out below and the balance of this Agreement shall be interpreted as if such provision were so modified. The Parties shall negotiate in good faith in order to agree on the terms of an alternative provision which complies with applicable law and achieves, to the greatest extent possible, the same effect as would have been achieved by the invalid, illegal or unenforceable provision. In the event that the Parties fail to agree within thirty (30) days, the head of the Israeli Bar Association (on his/her own or via a representative that he/she appoints) (“Deciding Expert”) will determine the text of the alternative provision, and each Party shall bear its own costs and the Parties shall equally bear the fees and expenses of the Deciding Expert. Each Party agrees that the determination of the Deciding Expert will be non-appealable, final and binding.

17.9.	Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party and without fault of such Party, including, without limitation, fires, earthquakes, floods, embargoes, pandemics, epidemics, wars, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances (except of such Party’s personnel), acts of God, or acts, omissions or delays in acting by any governmental authority, provided that the nonperforming Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

17.10.	Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted by facsimile and by electronic mail), each of which shall be deemed an original, but all of which taken together shall be deemed to constitute one and the same instrument.

17.11.	Binding Effect. This Agreement shall be binding upon the Parties once executed by both Parties and shall enter into force and become effective as of the Effective Date.

17.12.	Entire Agreement. This Agreement constitutes the full and complete agreement between the Parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both Parties.

18.	Notices

All notices and communications pursuant to this Agreement shall be made in writing and sent by facsimile, electronic mail or by registered mail or served personally at the following addresses:

To Yissum at:

Yissum Research Development Company

of the Hebrew University of Jerusalem Ltd.

P.O. Box 39135,

Jerusalem 91390

Israel

Facsimile: 972-2-6586689

Email: generalcounsel@yissum.co.il

To the Company at:

Clearmind Medicine Inc.

101 – 1220 W 6 Ave

Vancouver, BC V6H1A5 Canada

To the attention of: Dr. Adi Zuloff Shani, CEO

Email: adi@clearmindmedicine.com

With a copy to Adv. Iris Pappo, Shibolet & Co.

Email: irispa@shibolet.com

or such other address furnished in writing by one Party to the other. Any notice served personally shall be deemed to have been received on the day of service, any notice sent by registered mail as aforesaid shall be deemed to have been received seven (7) days after being posted by prepaid registered mail. Any notice sent by facsimile or electronic mail shall be deemed to have been received by the next business day after receipt of confirmation of transmission (provided that any notice terminating this Agreement which is sent by electronic mail shall be followed by a notice sent in any other manner provided herein).

IN WITNESS THE HANDS OF THE PARTIES

YISSUM	THE COMPANY

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

I the undersigned, Prof. Avi Priel, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to cooperate fully with Yissum and the Company in order to ensure their respective ability to fulfill their obligations hereunder, as set forth herein.

Prof. Avi Priel	Date signed

I the undersigned, Prof. Rami Yaka, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to cooperate fully with Yissum and the Company in order to ensure their respective ability to fulfill their obligations hereunder, as set forth herein.

Prof. Rami Yaka,	Date signed

I the undersigned, Dr. Ahmad Masarwa, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to cooperate fully with Yissum and the Company in order to ensure their respective ability to fulfill their obligations hereunder, as set forth herein.

Dr. Ahmad Masarwa	Date signed

Appendix A

Licensed Patent(s)

Family	Title
7087	Synthesis of Psychedelic Compounds and Their Analogues: In-vitro and In-vivo Activities

Inventor	Affiliation
Priel Avi	The Hebrew University Of Jerusalem (HUJI)
Masarwa Ahmad	The Hebrew University Of Jerusalem (HUJI)
Yaka Rami	The Hebrew University Of Jerusalem (HUJI)

Licensee	Percent
ClearMind	100

Patent ID	Country	Status	App Date	App No
7087-00	US	Filed	Sep 7, 2023	63/581,088

YISSUM	THE COMPANY

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

Appendix B

Development Plan

24M: API synthesis and non-GMP manufacturing (small scale)

Year 3: define the 5HT2a receptor activation profile of the novel synthetic psychedelic in vitro.

Year 4: define the 5HT2a receptor activation profile of the novel synthetic psychedelic in vivo

Year 5-6: Pre-IND meeting, IND enabling studies, CMC (API synthesis and GMP manufacturing followed by formulation development), IND preparations and submission

Year 7-8: pending IND approval, initiation of phase I clinical study